# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GPO Plus, Inc., CIK 0001673475
CUSIP: 38402T100
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3571 E. SUNSET ROAD, SUITE 300, LAS VEGAS, Nevada (NV), 89120
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0001713173
Persons authorized to receive notices and communications: GPO Plus, Inc., 3571 E. SUNSET ROAD, SUITE 300, LAS VEGAS, Nevada (NV), 89120, 855-935-4769

## Reporting persons
- Brett H. Pojunis (CIK 0001713173): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 14,437,500; shared voting power 0; sole dispositive power 14,437,500; shared dispositive power 0; aggregate amount beneficially owned 14,437,500 (12.69% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: GPO Plus, Inc.
Address of issuer's principal executive offices: 3571 E. SUNSET ROAD, SUITE 300, LAS VEGAS, Nevada (NV), 89120

## Item 2. Identity and Background
Name of person filing: This statement is filed by Brett H. Pojunis (the "Reporting Person"), an individual.
Residence or business address: The Reporting Person's business address is 3571 E. Sunset Road, Suite 300, Las Vegas, Nevada 89120.
Present principal occupation or employment: The Reporting Person's present principal occupation is Chief Executive Officer and sole director of the Issuer, GPO Plus, Inc., 3571 E. Sunset Road, Suite 300, Las Vegas, Nevada 89120.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 1, 2026, the Reporting Person acquired 4,000,000 shares of the Issuer's Series A-1 Preferred Stock (the "Series A-1 Preferred") as consideration for services rendered and to be rendered and credit support provided to the Issuer, including the Reporting Person's personal guarantees of the Issuer's facility leases, vehicle financings, telecommunications accounts and merchant accounts, his extensions of personal credit (credit cards and personal loans) to fund Issuer obligations, and his regularly deferred compensation. No cash consideration was paid; the board of directors valued the shares at $160,000 in the aggregate ($0.0400 per common-equivalent share, the closing price of the common stock on August 19, 2026).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Series A-1 Preferred in connection with his service as CEO and director.
Each share carries 100 votes and is convertible at the Reporting Person's option, at any time, into one (1)

share of common stock (a one-for-one basis; up to 4,000,000 shares in the aggregate). As a result, the Reporting Person holds 460,437,500 votes (comprised of 400,000,000 votes from the Series A-1 Preferred, 50,000,000 votes from the Reporting Person's 500,000 shares of Series A Preferred Stock, and 10,437,500 votes from the Reporting Person's 10,437,500 directly held shares of Common Stock - 10,125,000 per the Empire Stock Transfer account statement dated April 8, 2026, plus 312,500 shares issued August 19, 2026 per the Empire Stock Transfer transaction journal for that date), approximately 75.50% of total known voting power (based on 109,728,136 shares of Common Stock outstanding as of August 19, 2026, plus 400,000,000 votes from the Series A-1 Preferred, 100,000,000 votes from the currently outstanding Series A Preferred Stock, and 115,000 votes from the 115,000 shares of Founders' Class A Common Stock issued and outstanding - all of which are held by non-affiliates, none by the Reporting Person - per the Company's Form 10-Q for the period ended October 31, 2025. The Founders' Series A Non-Voting Redeemable Preferred Stock (21,250 shares outstanding, also held entirely by non-affiliates), the Series A Non-Voting Redeemable Preferred Stock (175,000 shares), and the Series C Preferred Stock (146.5 shares outstanding, held entirely by unaffiliated third parties) are each confirmed to carry no general voting rights (Series C votes only as a separate class on amendments to its own Certificate of Designation) and are excluded. The Reporting Person beneficially owns 14,437,500 shares of Common Stock (10,437,500 shares held directly
- 10,125,000 per the Empire Stock Transfer account statement dated April 8, 2026, plus 312,500 shares issued August 19, 2026 per the Empire Stock Transfer transaction journal for that date - plus the 4,000,000 shares issuable on conversion), representing approximately 12.69% of the class as computed in Item 5(a), and may be deemed to control the Issuer. The Reporting Person does not believe the transactions described herein effected a change in control of the Issuer within the meaning of this Item 4 or Rule 12b-2 under the Act, because the Reporting Person already possessed sole voting and management control of the Issuer, as its sole director and as the holder of a majority of its outstanding voting power, prior to the issuance of the Series A-1 Preferred.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Beneficially owns 14,437,500 shares of Common Stock (10,437,500 shares held directly, per the account statement of Empire Stock Transfer dated April 8, 2026, plus the 4,000,000 shares issuable on conversion of the Series A-1 Preferred), approximately 12.69% based on 113,728,136 shares (109,728,136 shares outstanding as of August 19, 2026, plus the 4,000,000 shares issuable to the Reporting Person on conversion, per Rule 13d-3(d)(1)). Because the 4,000,000 Series A-1 shares are convertible at the Reporting Person's option at any time (within 60 days) into 4,000,000 shares of common stock, those underlying shares ARE included in the amount beneficially owned; the conversion shares alone represent approximately 3.5% of the class as so computed. The Series A-1 also confers 400,000,000 votes.
Number of shares as to which each person has sole or shared power to vote or dispose: Sole voting power: 14,437,500; shared voting power: 0; sole dispositive power: 14,437,500; shared dispositive power: 0.
Transactions in the class effected during the past sixty days: Transactions in the past 60 days: the acquisition of 4,000,000 Series A-1 Preferred on September 1, 2026, described in Item 3.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct dividends from, or proceeds from the sale of, the subject securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The rights of the Series A-1 Preferred are set forth in the Certificate of Designation filed with the Nevada Secretary of State on August 26, 2026 (effective August 19, 2026), Filing No. 20265999109, and in the Restricted Stock and Services Agreement between the Issuer and the Reporting Person dated August 19, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
● Exhibit 3: Certificate of Designation of Series A-1 Preferred Stock (as filed).
● Exhibit 10: Restricted Stock and Services Agreement.

## Signatures
- Brett H. Pojunis: /s/ Brett H. Pojunis, Chief Executive Officer (09/11/2026)